INVEST IN **ILLOOMINUS**

Lighting the way to measurably better workplaces



The "get insights now solution"
Leverage our scenario planning tool to understand *tangible goals* to make sure you're on track to meet people goals.
Receive recommended actions based on forecasts to understand how hiring, promotion, and retention initiatives will impact goals and to *grow a diverse employee leadership pipeline.*
illoominus
Insights

illoominus.com   Atlanta GA

Highlights

1. In one year, achieved a product in market with paying customers ($100K ARR)
2. Customers include the 2nd largest US Telco, Cox, and 3 unicorns: Pendo.io, Greenlight, + Clearcover.
3. Data and research published in places like MIT Sloan Review.
4. HR Exec, the largest HR marketplace, said if anyone is going to solve this problem, it's this team.
5. Backed by groups like Techstars and Plug and Play.

Our Founder

Noelle London Founder

Most recently, Noelle launched and ran the Accenture Ventures US-South program and her team was charged with leading joint go-to-market strategies with Accenture's startup partners and investment portfolio helping startups scale into Fortune 2000 clients.

Helping People Leaders understand the impact of people investments.. for the very first time.



illoominus
Overview
We provide organizations with the confidence, efficiency, and clarity around which investments in their people are driving results.
Noelle London, Founder + CEO
noelle@illoominus.com



Our World-Class Team
Noelle London
Frank Zhang
Head of Product
Millie Symns
Courtney Swafford


Matthew Drooker
Tech Advisor
Josie Kressner
Data Science Advisor
Derek Avery
Research Advisor
John Borders IV
Sales Support

HR is changing rapidly and continuously

2020
- Covid-19
- Killing of George Floyd
- Lay-offs
- Work from home
- Rise of hate crimes

2021
- Employee well-being
- Vaccine mandates
- Great Resignation
- Return to work
- Frontline vs. Office worker

2022
- Remote vs. hybrid work
- Changing healthcare benefits
- Regulations in HR data
- Quiet quitting
- War in Ukraine
- Lay-offs

HR is expensive. We still don't understand what works.

$5T
The amount U.S. companies spent on HR through benefits, payroll, employee programs

16
The average no. of tools a company uses

98%
The percentage of HR professionals who admit that they are burned out.

illoominus

We are quickly becoming the **leading platform for organizations to measure the impact of investing in people.** This way, ***for the very first time,*** we can understand what drives results + can provide actionable insights + recommendations.

Why Us?

We've proven a need in the market by initially launching an ***intentionally-built the easiest to implement, People data solution*** to help organizations track + manage progress towards their goals.


DATA AGGREGATION
ACTIONABLE INSIGHTS

Along the way, customers asking to use our infrastructure to help them answer large strategic HR questions.

We help HR adapt & respond

We connect HR systems and data sources helping to give the full picture of what's happening.

Illoominus is becoming the first recommendation engine that allows HR to respond quickly and measure outcomes from their investments in people.

Understand
- Insights + progress tracking
- Internal + external benchmarks
- Automate reporting
- Forecast + scenario planning

Move to Action
- Integrations to HR systems
- Expand HR Use Cases
- Actionable recommendations
- Measure business case + ROI

Plan Ahead
- Investment mapping
- Business cases + ROI Analysis
- Real-time best practice newsfeed
- Data to support workforce planning

DATA MATURITY

Why this is the right time for Illoominus



All of these changes in HR are use cases for our platform.

With the Great Resignation: If


2020
2021
2022
you are noticing women dropping out of the workforce at a higher rate, can you better understand which healthcare benefits is more likely to retain women at your company?


In just one year live, look at what we've done:
HIGHLIGHTS
• Product launched in market
• Paying customers ($100K ARR booked) who are co-design partners
• Techstars + Plug and Play backed
• HR Executive Pitchfest Top 6 finalist
• Research and data cited in publications like MIT Sloan Review
MIT Sloan Management Review
Improve Your Diversity Measurement for Better Outcomes
Managers need better data collection practices if they are to gain a clearer picture of DEI and design more effective interventions.
hypepotamus
THESE ARE THE FOUNDERS CHANGING HOW WE GET HIRED IN 2022
Human Resource Executive
Wondering what's next in HR tech? Look to the HR Tech Conference Pitchfest
TRUSTED BY BRANDS LIKE:
pendo
greenlight
COX
clearcover


Our Market
$40 Billion
Global HR Technology Market
$17 Billion
North American HR Segment


Go To Market
Community
250+ leading People Leaders to share best practices + build top of funnel
B2B SaaS Licenses
Per employee/ month pricing
HR Consultants
Joint Go-to-Market Revenue share
$1M
Qualified Pipeline
$100M
Projected in 10 yrs.

Forward-looking projections cannot be guaranteed.


HR needs an easy, turnkey, predictive solution to understand which initiatives drive results.
FEATURES
workday
>isler
tableau
board
illoominus
Built for HR
Easy implementation
Across tool reports
Predictive Analytics
Building complex, internal tools is 10x more expensive and 10x more time-intensive.
This has been the only option for most companies until today.


We're raising $500K
50% committed to current round. SAFE note at $6M Post Money.
This gets us to product-market fit and a path towards repeatability.
12 MONTH RUNWAY
In the next 12 mos. we will 15X our revenue.
OUR TEAM
Convert Existing Pipeline
CEO
Sales Lead
Replatform for scale
Product Leader
Full-Stack Engineer

Only $100k of the $500k will be solicited through this Wefunder offering. Additionally, forward-looking projections cannot be guaranteed.



We support leaders in creating measurably better workplaces. **Join us.**

Learn more at illoominus.com



Noelle London
Founder & CEO
noelle@illoominus.com